Contact

www.linkedin.com/in/udaychandra
(LinkedIn)

Top Skills

Entrepreneurship

Executive Leadership

Leadership

Patents

Manipulation of dynamically
assembled ecommerce web pages

Uday Chandra

Founder, Engineer, Woodworker

United States

Summary

I'm a technologist and a product leader with expertise and passion
in e-commerce, digital payments, search, healthcare systems, and
ML driven applications. On occasion, I speak at tech conferences
and write tech articles and news pieces. I'm currently serving as vice
chair of CompTIA's AI advisory council to collaborate and build AI/
ML resources. And more importantly, I'm a self-proclaimed age of
empires champion and a part-time carpenter

Experience

UKey™
Founder, CEO
March 2022 - Present (7 months)
United States

Oracle
Principal Software Engineer
November 2012 - November 2021 (9 years 1 month)
Greater Boston Area

Education

Texas State University-San Marcos
Master of Science, Computer Science · (2006 - 2007)